Exhibit 99.1

ASM International N.V. announces Voting Results of Annual General

Meeting of Shareholders

ALMERE, The Netherlands – May 15, 2012 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) today announced the voting results of its Annual General Meeting of Shareholders held on May 15, 2012 in Amsterdam, the Netherlands.

In line with the ASMI Boards’ recommendations as included in the Company’s proxy statement, shareholders approved all resolutions as proposed to the Annual General Meeting of Shareholders.

The main resolutions were as follows:

The financial statements for the year 2011 were adopted and shareholders granted discharge from liability to the members of the Management and Supervisory Board in relation to the performance of their duties during 2011.

The shareholders voted in favor of the dividend payment of € 0,50 per ordinary share which will become available within 14 days.

The shareholders also resolved to amend the Company’s articles of association in accordance with the proposed changes set out in the explanatory notes to the agenda of the Annual General Meeting.

Finally, the shareholders voted in favor of the reappointments of Johan Danneels and Ulrich Schumacher as members of the Supervisory Board.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the NYSE Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512